UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 10, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                KPN acquires Attingo

Internet access for passengers at Schiphol from now on via KPN, dated January 10, 2006.

Press release

Date
January 10, 2006
KPN acquires Attingo	Number
001pe
Internet access for passengers at Schiphol from now on via KPN

KPN will take over Dutch internet and business service provider Attingo. Attingo is the only provider of public internet and business communication services at Amsterdam’s Schiphol airport. Each month more than 40,000 passengers use Attingo’s services at Schiphol, which include broadband internet using both fixed PCs as well as wireless Wi-Fi HotSpots. As a consequence, Schiphol is the most well used HotSpot in the Netherlands. The acquisition fits in with KPN’s commitment to offering customers the best communications facilities, anytime, anywhere and furthermore confirms KPN’s leading position in the Wi-Fi HotSpot market in the Netherlands.

An increasing number of the more than 40 million passengers traveling through Schiphol each year wants to use their laptop or PDA to access the internet while at the airport. 2005 saw the use of wireless broadband internet at Schiphol more than triple compared to the previous year. Attingo offers Wi-Fi HotSpots in communication zones located throughout the airport complex, including all KLM Crown lounges. In addition Attingo exploits managed office facilities for business passengers, which, besides being equipped with wired and wireless internet facilities, also offer private offices and postal and telephony services. The acquisition will increase KPN’s visibility as the provider of communications services for passengers at Schiphol, for many people the gateway to the Netherlands. Attingo employees will not be affected by the takeover. Following completion, Attingo B.V. will be integrated into KPN HotSpots B.V., a subsidiary of Koninklijke KPN N.V.

Ardjan Konijnenberg, director of KPN HotSpots: “Attingo is a well-organized and profitable company and is an excellent complement to KPN’s core activities. I am very pleased that with this acquisition we can expand our activities to Schiphol immediately. Schiphol is the most attractive HotSpot in the Netherlands and as such is a fantastic addition to our HotSpots at other first class locations throughout the country.”

Edward van de Zande, director of Attingo: “Our concept of providing communications services and personal support to passengers is unique in the airport industry and this has contributed to Schiphol being voted best airport in the world. The integration with KPN Hotspots will ensure an even more prominent contribution to the AirportCity concept.”

Suredj Autar, director Consumer Products for Schiphol: “Attingo is an entrepreneurial and customer-oriented company. Together with Schiphol, it has put together an innovative internet concept fitting to the development of a leading AirportCity. The ambitions of KPN and Schiphol show an excellent match as far as innovation is concerned. We consequently view this as a positive development.”

People increasingly expect to be able to connect to the internet anywhere and at any time. As well as mobile data services using its GSM/GPRS and UMTS networks, KPN meets this need with Wi-Fi HotSpots at public locations. In this way users with a suitable laptop or PDA can have wireless access to the internet at broadband speeds, just as they are used to at home or in the office. KPN has now realized HotSpots at approximately 600 locations throughout the Netherlands. To date HotSpots are mainly used by business passengers and commuters. KPN therefore focuses its HotSpot activities on the needs of those who want to work while they travel. KPN is also working together with NS, the Dutch railways, to establish HotSpots at stations and trials are currently taking place using Wi-Fi in the train as its moving. In addition locations such as the Van der Valk Hotels, the Jaarbeurs Utrecht, Campanile hotels, Landal Greenparks and Total stations also offer KPN HotSpots. For a complete overview of the parties working together to provide access to the internet always and everywhere, visit www.kpn.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 11, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel